Exhibit 99.38

Translation for information purposes only

Rome 1 June 2007

Dear Sirs:

Pursuant to section 82 of Act 24/1998, July 28th, of Securities Market, Enel, S.p.A, communicates the following:

Regarding to the information communicated by means of the Relevant Facts numbers 77562, 77635, 77650 and 78035, dated March 1st 2007, the first two, March 2nd the third one and March 12th, 2007 the latter, Enel Energy Europe, S.r.l. a wholly owned subsidiary of Enel, S.P.A has executed the Share Swap Transaction Agreements entered into with UBS Limited and Mediobanca by means of physical delivery of the Endesa shares referred to in those agreements.

As a result of the execution of such agreements, Enel Energy Europe, S.r.l. has acquired a total of 158.601.597 shares in Endesa, S.A. (74.112.648 through the contract entered into with UBS Limited and the remaining 84.488.949 through the three agreements entered into with Mediobanca on March 1st, 2007, two of them and March 12th, 2007, the third one) which jointly represents 14,98% of the capital stock, under the terms and conditions set out in the corresponding agreements.

Consequently, the direct and indirect shareholding of Enel, S.p.a in Endesa, S.A. is now 264.401.597 shares representing 24,972% of its capital stock.

Sincerely,

________________

Mr. [ ]